[Aronson & Company Logo]	700 KING FARM BOULEVARD
ROCKVILLE, MARYLAND 20850
PHONE 301.231.6200
www.aronsoncompany.com	FAX 301.231.7630

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

CERBCO, Inc.

Annapolis, Maryland

We have audited the accompanying consolidated balance sheet of CERBCO, Inc. and subsidiaries as of June 30, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CERBCO, Inc. and subsidiaries as of June 30, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ARONSON & COMPANY

Rockville, Maryland

August 12, 2004

CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS	[MRI Logo appears here]	A member of Moores Rowland International an association of independent accounting firms throughout the world